UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________

FORM N-CR

______________________

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for:	04/05/2016
Item A.2	CIK Number of registrant:	0000703642
Item A.3	EDGAR Series Identifier:	S000032033
Item A.4	Securities Act File Number:	002-78122
Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:	Robert Kloby robert.a.kloby@db.com (212) 250-2447

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable.

Part C: Provision of financial support to fund

Item C.1	Description of nature of support:	Capital contribution in connection with Fund liquidation.
Item C.2	Person providing support:	Deutsche Investment Management Americas Inc.
Item C.3	Brief description of relationship between the person providing support and the fund:	Deutsche Investment Management Americas Inc. is the investment advisor to NY Tax Free Money Fund (the “Fund”).
Item C.4	Date support provided:	04/04/2016
Item C.5	Amount of support:	$20,474.10
Item C.6	Security supported (if applicable):	Not Applicable.
Item C.7	Value of security supported on date support was initiated (if applicable).	Not Applicable.

Item C.8	Brief description of reason for support:	In anticipation of the liquidation of the Fund on or about April 8, 2016, Deutsche Investment Management Americas Inc. is making a capital contribution to the Fund in the amount noted above. This amount will be made to offset historical capital losses. The purpose of the capital contribution is to seek to ensure a $1.00 share price for shareholders upon liquidation.
Item C.9	Term of support:	One time.
Item C.10	Brief description of any contractual restrictions relating to support:	None.

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable.

Part E: Imposition of liquidity fee

Not Applicable.

Part F: Suspension of fund redemptions

Not Applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable.

Part H: Optional disclosure

Not Applicable.

Form N-CR – NY Tax Free Money Fund

Capital Contribution

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DWS MONEY MARKET TRUST

(Registrant)

Date: April 5, 2016

By: /s/Robert Kloby

Robert Kloby

Chief Compliance Officer, DWS Money Market Trust